UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2023

Commission File Number: 001-41080

THE VALENS COMPANY INC.

(Translation of registrant’s name into English)

230 Carion Road

Kelowna, British Columbia, Canada V4V 2K5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Valens Company Inc.
(Registrant)

Date: January 4, 2023	By:	/s/ Jeff Fallows
Jeff Fallows, President

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated January 3, 2023 entitled “The Valens Company Obtains Final Court Order Approving the Proposed Plan of Arrangement with SNDL”